# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLIANCEBERNSTEIN L.P., CIK 0001109448
CUSIP: 01881G106
Title of class of securities: Units of Limited Partnership Interest
Address of issuer's principal executive offices: 501 COMMERCE STREET, NASHVILLE, Tennessee (TN), 37203
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0000950170-24-122382
Filed by CIK 0001333986
Persons authorized to receive notices and communications: Robin M. Raju, 1345 Avenue of the Americas, New York, New York (NY), 10105, (212) 554-1234

## Reporting persons
- Equitable Holdings, Inc. (CIK 0001333986): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 61,762,208; sole dispositive power 61,762,208; aggregate amount beneficially owned 179,548,079 (60.86% of the class)
- Alpha Units Holdings, Inc. (CIK 0001761959): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 75,851,289; sole dispositive power 75,851,289; aggregate amount beneficially owned 75,851,289 (25.71% of the class)
- Alpha Units Holdings II, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 41,934,582; sole dispositive power 41,934,582; aggregate amount beneficially owned 41,934,582 (14.21% of the class)

## Item 1. Security and Issuer
Title of class of securities: Units of Limited Partnership Interest
Name of issuer: ALLIANCEBERNSTEIN L.P.
Address of issuer's principal executive offices: 501 COMMERCE STREET, NASHVILLE, Tennessee (TN), 37203
Comment:
This Amendment No. 23 amends the Statement on Schedule 13D ("Schedule 13D") initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004, Amendment No. 3 to the Schedule 13D filed on December 22, 2004, Amendment No. 4 to the Schedule 13D filed on March 7, 2007, Amendment No. 5 to the Schedule 13D filed on December 19, 2008, Amendment No. 6 to the Schedule 13D filed on January 8, 2009, Amendment No.7 to the Schedule 13D filed on April 1, 2009, Amendment No. 8 to the Schedule 13D filed on December 16, 2011, Amendment No. 9 to the Schedule 13D filed on September 23, 2013, Amendment No. 10 to the Schedule 13D filed on December 20, 2013, Amendment No. 11 to the Schedule 13D filed on January 5, 2016, Amendment No. 12 to the Schedule 13D filed on May 1, 2017, Amendment No. 13 to the Schedule 13D filed on July 3, 2017, Amendment No. 14 to the Schedule 13D filed on December 13, 2017, Amendment No. 15 to the Schedule 13D filed on March 6, 2018, Amendment No. 16 to the Schedule 13D filed on April 25, 2018, Amendment No. 17 to the Schedule 13D filed on October 1, 2018, Amendment No. 18 to the Schedule 13D filed on December 21, 2018, Amendment No. 19 to the Schedule 13D filed on January 3, 2019, Amendment No. 20 to the Schedule 13D filed on March 25, 2019, Amendment No. 21 to the Schedule 13D filed on May 14, 2021, and Amendment 22 to the Schedule 13D filed November 6, 2024, which Schedule 13D relates to the units of limited partnership interest ("AB Units") of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership ("AllianceBernstein").

This Amendment No. 23 is being filed to amend Items 2, 3, 4 and 5 of the Schedule 13D as follows:

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by (i) Equitable Holdings, Inc., a Delaware corporation ("EQH"), (ii) Alpha Units Holdings, Inc., a Delaware corporation, which is wholly owned by EQH ("Alpha Units Holdings"), and (iii) Alpha Units Holdings II, Inc., a Delaware corporation, which is wholly owned by EQH ("Alpha Units Holdings II"). EQH, Alpha Units Holdings, and Alpha Units Holdings II, are hereinafter collectively referred to as the "Reporting Persons."

EQH. EQH is a holding company for a group of insurance and related financial service companies. The address of EQH's principal place of business and office is 1345 Avenue of the Americas, New York, New York 10105.

Alpha Units Holdings. Alpha Units Holdings is a holding company. The address of Alpha Units Holdings' principal place of business and office is 1345 Avenue of the Americas, New York, New York 10105.

Alpha Units Holdings II. Alpha Units Holdings II is a holding company. The address of Alpha Units Holdings II's principal place of business and office is 1345 Avenue of the Americas, New York, New York 10105.

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal place of business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons involved in the transactions set forth in Item 5 below are set forth on Exhibits 1 and 2 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 and 2 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Residence or business address: See (a).
Present principal occupation or employment: See (a).
Criminal convictions in the last five years: See (a).
Civil proceedings (securities laws) in the last five years: See (a).
Citizenship: See (a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

See Item 4 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

On December 19, 2024, AllianceBernstein L.P ("AB") entered into an agreement providing for, and consummated, the sale by AB of 4,215,140 AB Units to EQH for a cash purchase price per AB Units of $35.59.

Also, on December 19, 2024, AB entered into a Master Exchange Agreement ("Exchange Agreement") providing for the issuance by AB of up to 10,000,000 AB Units to EQH and any of its wholly-owned subsidiaries in exchange for an equal number of units ("AB Holding Units") representing assignments of beneficial ownership of limited partnership interests in AB Holding owned by EQH and such subsidiary, such exchanges to occur from time to time over the next two years. Each AB Holding Unit so exchanged will be retired following such exchange.

At the time the Exchange Agreement was entered into, AB and EQH exchanged 3,766,838 AB Units and AB and Alpha Units Holdings exchanged 1,444,356 AB Units, in each case for an equal number of AB Holding Units (thereby reducing the 10,000,000 AB Units available for future exchange), and the acquired AB Holding Units were retired.

Except as set forth in this statement, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) are hereby amended by replacing the first paragraph thereof with the below paragraph:

(a) & (b) At the close of business on December 19, 2024 and immediately following the transactions described in Item 4 above, EQH did not beneficially own directly any AB Holding Units and beneficially owned 61,762,208AB Units representing approximately 20.93 % of the AB Units outstanding; Alpha Units Holdings did not beneficially own directly any AB Holding Units and beneficially owned 75,851,289 AB Units representing approximately 25.71% of the AB Units outstanding; and Alpha Units Holdings II did not beneficially own directly any AB Holding Units and beneficially owned directly 41,934,582 AB Units representing approximately 14.21% of the AB Units outstanding. EQH, Alpha Units Holdings, and Alpha Units Holdings II have the sole power to vote or direct the vote and the sole power to dispose or direct the dispositions of each of their AB Units. By reason of its ownership interest in Alpha Units Holdings and Alpha Units Holdings II, EQH may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 75,851,289 AB Units owned directly by Alpha Units Holdings and the 41,934,582 AB Units owned directly by Alpha Units Holdings II, which, together with the 61,762,208 AB Units owned directly by EQH, represent approximately 60.86% of the AB Units outstanding.

(This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: Other than as described in Amendment 22 to this 13D, no transactions in AB Holding Units or AB Units were made by the Reporting Person during the 60 days preceding the filing of this Amendment.

## Signatures
- Equitable Holdings, Inc.: /s/ Robin M. Raju, Robin M. Raju/Chief Executive Officer (12/19/2024)
- Alpha Units Holdings, Inc.: /s/ Robin M. Raju, Robin M. Raju/Chairman of Board, President and Chief Executive Officer (12/19/2024)
- Alpha Units Holdings II, Inc.: /s/ Robin M. Raju, Robin M. Raju/Chairman of the Board, President and Chief Executive Officer (12/19/2024)